

Arqlite, SPC (the "Company") a Washington Special Purpose Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Arqlite, SPC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 24, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	194,331	381,485
Accounts Receivable	18,032	-
Prepaid Expenses	31,358	-
Inventory	1,132	-
Vendor Deposits	26,567	354,513
Total Current Assets	271,419	735,998
Non-current Assets		
Computer & Office Equipment, Machinery & Equipment, Vehicle, Furniture, and Leasehold Improvements, net of Accumulated Depreciation	1,534,548	-
Loan Receivable - Related Party	734,557	691,522
Total Non-Current Assets	2,269,105	691,522
TOTAL ASSETS	2,540,524	1,427,521
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,942	-
Deferred Revenue	16,800	
Bridge Loans Payable	530,728	-
Total Current Liabilities	550,470	-
Long-term Liabilities		
Convertible Notes	-	579,573
Grant Payable	91,663	91,663
Total Long-Term Liabilities	91,663	671,236
TOTAL LIABILITIES	642,133	671,236
EQUITY		
Preferred Stock	3,074,492	1,151,440
Accumulated Deficit	(1,176,101)	(395,155)
Total Equity	1,898,391	756,285
TOTAL LIABILITIES AND EQUITY	2,540,524	1,427,521

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	3,308	-
Cost of Revenue	43,251	-
Gross Profit	(39,943)	-
Operating Expenses		
Advertising and Marketing	90,003	-
General and Administrative	487,196	391,273
Rent and Lease	135,666	-
Depreciation	3,323	-
Total Operating Expenses	716,188	391,273
Operating Income (loss)	(756,131)	(391,273)
Other Income	4,136	-
Interest Income - Related Party	33,035	25,914
Interest Expense, related Party	(20,486)	-
Interest Expense	(41,500)	-
Net Other Income/(Expense)	(24,815)	25,914
Net Income (loss)	(780,945)	(365,358)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income (Loss)	(780,945)	(365,358)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	3,323	-
Inventory	(1,132)	-
Accounts Payable	2,942	-
Accrued Interest Receivable	(23,426)	(23,618)
Accrued Interest Payable	10,927	21,631
Accounts Receivable	(18,032)	-
Prepaid Expenses	136,642	
Other Adjustments	-	34,169
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	111,244	32,182
Net Cash provided by (used in) Operating Activities	(669,702)	(333,176)
INVESTING ACTIVITIES		
Computer and Office Equipment		-
Fixed Asset Purchases and Leasehold Improvements	(1,295,870)	-
Loans to Related Parties	(10,000)	(244,568)
Deposits on Equipment	(26,567)	(354,513)
Net Cash provided by (used by) Investing Activities	(1,332,437)	(599,081)
FINANCING ACTIVITIES		
Convertible Note Proceeds	-	192,100
Preferred Stock Issuances	1,345,755	1,151,440
Preferred Stock Repurchases	(20,000)	-
Bridge Loans Payable	489,228	-
Net Cash provided by (used in) Financing Activities	1,814,983	1,343,540
Cash at the beginning of period	381,486	(29,797)
Net Cash increase (decrease) for period	(187,156)	411,283
Cash at end of period	194,330	381,486

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/19	11,973	-	1,534	200,000	-	(29,797)	170,203
Issuance of Preferred Stock	-	-	1,444	951,440	-	-	951,440
Net Income (Loss)	-	-	-	-	-	(365,358)	(365,358)
Ending Balance 12/31/2019	11,973	-	2,978	1,151,440	-	(395,155)	756,285
Issuance of Common Stock	1,102	-	-	-	-	-	-
Issuance of Preferred Stock	-	-	3,752	1,345,755	-	-	1,345,755
Conversion of Convertible Notes	-	-	-	597,457	-	-	597,457
Repurchase of Preferred Stock	-	-	-	(20,000)	-	-	(20,000)
Misc. Adjustment	-	-	-	(160)	-	-	(160)
Net Income (Loss)	-	-	-	-	-	(780,945)	(780,945)
Ending Balance 12/31/2020	13,075	-	6,730	3,074,492	-	(1,176,101)	1,898,391

[illegible], SPC

[illegible]

[illegible]

NOTE 1 – ORGANIZATI[illegible] NATURE OF ACTIVITIES

[illegible] SPC ("the Compa[illegible] formed in Washington on May [illegible] [illegible] [illegible] [illegible] plastic waste [illegible] [illegible] the built environment. [illegible] Company will [illegible] [illegible]ugh two primary channels: [illegible] [illegible] in which the company [illegible]

The Company's headquarte[illegible] [illegible]ta Ana, California. The Company's [illegible] [illegible] located in the United [illegible]

[illegible]

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below. Note that Machinery and Equipment were not in service as of 2020. As such, no depreciation has been recorded.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/20
Computer & Office Equipment	15	5,059	(613)	-	5,672
Leasehold Improvements	-	494,523	-	-	494,523
Machinery & Equipment	-	1,012,504	-	-	1,012,504
Office Furniture	15	13,230	(810)	-	14,039
Vehicle	5	12,554	(1,900)	-	14,455
Grand Total	-	1,537,870	(3,323)	-	1,541,193

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates [illegible] s for doubtful accounts based upon [illegible] n of the [illegible] receivables, historical exper[illegible] other factors as necessary. [illegible] hat the company's estimate of the allowance for doubt[illegible] will change.

Advertising Costs

Advertising costs associated [illegible] ising the Company's products and servi[illegible] ly expensed and costs are incurred.

General and Administrative

General and administrative [illegible] consist of payroll and related expe[illegible] ployees and independent contractors involved in gen[illegible] e functions, including accounting, fin[illegible] al, business development, and other miscellaneous [illegible]

(3) In February 2020, The Company entered into a loan agreement for $125,000 with an interest rate of 10% and maturity date of February 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $125,000 as of December 31, 2020.

(4) In February 2020, The Company entered into a loan agreement for $125,000 with an interest rate of 10% and maturity date of February 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $125,000 as of December 31, 2020.

(5) In February 2020, The Company entered into a loan agreement for $165,000 with an interest rate of 10% and maturity date of February 2021. This loan is secured by all assets of the Company subject to, and subordinate to any senior debtors. The balance of this loan was $164,228 as of December 31, 2020.

(6) Please see "Note 3 – Related Party Transactions" for more details.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	489,228
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 20,000 shares of Common Stock with no par value. 13,823 shares were issued and outstanding as of 2020.

The Company has authorized 9,500 shares of Preferred Stock with no par value. 6,735 shares were issued and outstanding as of 2019 and 2020.

The voting, dividend and liquidation rights of Commons Shareholders are subject to and qualified by the rights, powers and privileges of Preferred Shareholders.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred Shareholders have 1 vote for every common share they could own if converted. Preferred Shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 24, 2021, the date these financial statements were available to be issued.

Loan #4 from "Note 5 – Debt" section has had its interest rate and maturity date changed to 5% and February 2022, respectively.

Loan #5 from "Note 5 – Debt" section has had its maturity date change to February 2022.

The Company's ability to
....
fund a ....

internal accounting-sharing arrangement
entered into the ....
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directly dependent upon the
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NOTE 8 – GOING CONT

The accompanying balance
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been prepared on a going concern basis
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assumes the realization of
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